SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

____________

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 1)

Zoltek Companies, Inc.
(Name of Issuer)

Common Stock, par value $.01 per share
(Title of Class of Securities)

98975W104
(CUSIP Number)

Zsolt Rumy

3101 McKelvey Rd.

St. Louis, MO 63044

(314) 291-5110

(Name, Address and Telephone Number of Persons
Authorized to Receive Notices and Communications)

February 28, 2014
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐

(Continued on following pages)

1.	NAMES OF REPORTING PERSONS: Zsolt Rumy

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only): Not Applicable

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions):
a. ☐
b. ☐

3.	SEC USE ONLY:

4.	SOURCE OF FUNDS (See Instructions): Not Applicable

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION: U.S.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER: 0

	8.	SHARED VOTING POWER: 0

	9.	SOLE DISPOSITIVE POWER: 0

	10.	SHARED DISPOSITIVE POWER: 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 0

12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 0%

14.	TYPE OF REPORTING PERSON: IN

This Amendment No. 1 (“Amendment No. 1”) amends and supplements the Schedule 13D filed with the Securities and Exchange Commission by Zsolt Rumy on October 2, 2013 (the “Original Schedule 13D” and as amended, the “Schedule 13D”) with respect to the common stock of Zoltek Companies, Inc. (the “Issuer”). Unless otherwise indicated, all capitalized terms used herein but not defined herein shall have the same meanings set forth in the Original Schedule 13D. This Amendment No. 1 amends Items 4 and 5 as set forth below and constitutes an “exit filing” with respect to the Schedule 13D for Mr. Rumy.

ITEM 4. PURPOSE OF TRANSACTION

Item 4 of the Original Schedule 13D is hereby amended and supplemented by the addition of the following:

On February 28, 2014, the Issuer completed the previously announced Merger in accordance with the Merger Agreement. At the Effective Time of the Merger, Merger Sub merged with and into the Issuer, with the Issuer continuing as the Surviving Corporation. At the Effective Time, each share of the Issuer’s common stock held by Mr. Rumy was converted into the right to receive $16.75 per share in cash, without interest. In addition, each option to purchase common stock of the Issuer was terminated and the Issuer paid an amount equal to $16.75 less the exercise price of such option. As a result of the consummation of the Merger, Mr. Rumy is no longer the beneficial owner of any shares of the Issuer’s common stock.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

Paragraphs (a), (b), (c) and (e) of Item 5 of the Original Schedule 13D are hereby amended and restated in their entirety as follows:

(a)	As a result of the Merger, Mr. Rumy does not have, and may not be deemed to have, beneficial ownership of any shares of the Issuer’s common stock.

(b)	As a result of the Merger, Mr. Rumy does not have voting or dispositive powers with respect to any shares of the Issuer’s common stock.

(c)	Other than as described herein with respect to the Merger, Mr. Rumy has not effected any transactions in the Issuer’s common stock during the past 60 days.

(e)	On February 28, 2014, Mr. Rumy ceased to be the beneficial owner of more than five percent of the Issuer’s common stock.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:     February 28, 2014

/s/ Zsolt Rumy
Name: Zsolt Rumy